February 11, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (330) 225-8743

P. Kelly Tompkins, Esq.
Senior Vice President, General Counsel, and Secretary
RPM International Inc.
2628 Pearl Road
Medina, Ohio 44258

      Re: 	RPM International Inc.
Amendment No. 1 to Form S-4, filed January 21, 2005
      Form 10-Q for the Quarter Ended August 31, 2004
	File Nos. 333-120536,


Dear Mr. Tompkins:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


AMENDMENT NO. 1 TO FORM S-4, FILED JANUARY 21, 2005

Summary Consolidated Financial Data, page 11

1. As requested in prior comment 9, please discuss more specifically the limitations on the measures EBIT and EBITDA for the purposes for which they are used. For example, you should explain to investors that EBIT, as a measure of your operating performance, has limitations because it excludes both interest and taxes - items that are both necessary to your continued operations. You should also discuss specifically each item removed from EBITDA and explain the limitations of the measure as an indicator of operating performance or liquidity, as the case may be, given the removal of those items.
Furthermore, it is still unclear whether you use EBITDA as a performance measure or a liquidity measure. You state that it is an alternative to cash flow and used to evaluate your ability to meet your cash needs, but then you state that it is limited in determining operating performance because it omits the impact of interest, taxes, depreciation and amortization. Please clarify.

Important Rules Concerning The Exchange Offer, page 75

2. Please revise the statement in the third bullet point to indicate that all conditions to the offer, other than those subject to government approval, will be satisfied or waived prior to the expiration of the offer.

Legality opinion

3. We note your response to prior comment 24. We may have comments on the legality opinion when it is filed.


FORM 10-Q FOR THE QUARTER ENDED AUGUST 31, 2004

Prior Comment 3

4. The specific data described in our letter was requested so we could fully understand why no additional asbestos liabilities were recorded between 5/31/03 and 8/31/04. Such data may still be necessary pending your responses to the following open issues.

5. Your disclosure indicates that a $144.6 million asbestos liability was recognized as of 5/31/03 "for those pending cases that had progressed to a stage where the cost to dispose of these cases could reasonably be estimated." This infers that the liability was calculated based specifically on a subset of the 2,002 unresolved claims existent at that date. Therefore, a reader may not understand why no additional losses were subsequently recorded to cover: subsequent developments among those 2,002 open cases for which no liability was booked at 5/31/03; malignancy cases filed after 5/31/03; and the (four thousand?) new claims that, even if ultimately dismissed, would require legal/processing costs. Now, in the 11/30/04 10-Q, you disclose that lower settlement values and higher dismissal rates "mitigated against the need for any reserve adjustments." This infers that the $144.6 million reserve was sufficient to cover the specific 5/31/03 cases for which it was established. However, your disclosures regarding the ultimate cost and accounting for the balance of 5/31/03 pending cases and all the subsequent cases is still not clear.

6. If the $144.6 million liability @5/31/03 incorporated a material loss estimate for future asbestos claims then your disclosure in future filings should be clarified to inform readers, if true, that the subsequent costs referenced above were contemplated in the 5/31/03 reserve estimate. The data you provided in Annex C suggests that this could be the case.

7. If the $144.6 million liability @5/31/03 did not incorporate a material loss estimate for future asbestos claims, then please disclose to readers why no losses were recorded through 8/31/04:
(1)
for the open cases @ 5/31/03 not covered in the $144.6 million reserve; (2) for the subsequently filed malignancy cases; and (3) for the (four thousand?) new claims that, even if ultimately dismissed, would require legal/processing costs. Any assertions of immateriality concerning these costs should be supported in a letter to us by quantifying the referenced losses for each quarterly period.
If these costs were material and were not contemplated in the 5/31/03 reserve estimate, then please clarify for us the GAAP-basis of applying these costs against a liability account for which they were not intended.

8. We recognize your statement that the Company does not review its reserve levels or record liabilities on a case by case basis. We also observe the data in Annex C as well as your disclosures that the
$140 million and the $47 million reserves were established for specific pending cases. If necessary, please provide disclosure in your filings that reconciles these statements.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Al Pavot, Staff Accountant, at (202) 942-
1764
or in his absence John Hartz, Senior Chief Accountant, if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 824-
5495 or me at (202) 942-1950 with any other questions.


Sincerely,




Pamela A. Long
Assistant Director


cc: 	Edward W. Moore, Esq. (via facsimile 216/241-0816)
	Calfee, Halter & Griswold LLP
	800 Superior Avenue
	Cleveland, Ohio 44114-2688
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P. Kelly Tompkins
RPM International Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE